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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. _____________)*

                                 InnerDyne, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   45764D 10 2
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                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)

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 CUSIP NO. 45764D  10  2              13G              PAGE    2  OF   5   PAGES
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   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      PATHFINDER VENTURE CAPITAL FUND III, A LIMITED PARTNERSHIP

      FEDERAL ID # :  41-1657147
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      NOT APPLICABLE                                                (a)   [ ]
                                                                    (b)   [ ]
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   3  SEC USE ONLY

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   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      MINNESOTA, U.S.A.
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                     5  SOLE VOTING POWER

                            1,325,209
    NUMBER OF     --------------------------------------------------------------
      SHARES         6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH       --------------------------------------------------------------
    REPORTING        7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                   1,325,209
                  --------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

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   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,325,209

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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.0%
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  12  TYPE OF REPORTING PERSON*

      PN
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                                *SEE INSTRUCTIONS

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 CUSIP NO. 45764D  10  2              13G              PAGE    3  OF   5   PAGES
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ITEM 1(a).     NAME OF ISSUER:

               InnerDyne, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                             1244 Reamwood Avenue

                             Sunnyvale, CA  94089

ITEM 2(a).     NAME OF PERSON FILING:

               Eugene J. Fischer as a general partner of the General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership.

               The General Partner of Pathfinder Venture Capital Fund III , A Limited Partnership is Pathfinder Partners III

               The Partners of Pathfinder Partners III are:

               Eugene J. Fischer, Director

               Jack K. Ahrens, II

               Marvin Bookin

               Norman Dann

               Andrew J. Greenshields

               Brian P. Johnson

               J. Todd Johnson

               Barbara L. Santry

               Gary A. Stoltz


ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               7300 Metro Blvd., Suite 585

               Minneapolis, MN  55439

ITEM 2(c).     CITIZENSHIP:

               Minnesota, U.S.A.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value

ITEM 2(e).     CUSIP NUMBER:

               45764D 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

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 CUSIP NO. 45764D  10  2              13G              PAGE    4  OF   5   PAGES
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ITEM 4.  OWNERSHIP.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount Beneficially Owned:

        1,325,209

    (b) Percent of Class:

        6.0%

    (c) Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote 1,325,209

        (ii)   Shared power to vote or to direct the vote

        (iii)  Sole power to dispose or to direct the disposition of 1,325,209

        (iv)   Shared power to dispose or to direct the disposition of

SHAREHOLDER                                  SHARES          PCT.         NOTES
--------------------------------------------------------------------------------
Pathfinder Venture Capital Fund III        1,275,780           6.0           1

Eugene J. Fischer, Director                   24,498           0.1         2,3

Jack K. Ahrens, II                             9,185           0.0           3

Marvin Bookin                                    585           0.0           3

Norman Dann                                      274           0.0           3

Andrew J. Greenshields                         2,185           0.0           3

Brian P. Johnson                               3,613           0.0           3

J. Todd Johnson                                2,060           0.0           3

Barbara L. Santry                              4,937           0.0           3

Gary A. Stoltz                                 2,092           0.0           3

NOTES:

1. Includes 40,000 options exerciseable within 60 days of 12/31/99 which are assigned by Eugene J. Fischer, Director,

2. Excludes 50,000 options held as a Director, including 40,000 that are exerciseable within 60 days of 12/31/99 that are assigned to the Partnership.

3. Excludes shares owned by Pathfinder Venture Capital Fund III, A Limited Partnership, and has no Beneficial interest in the shares except proportional pecuniary interest in the Partnership.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        The General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership has the power to direct dividends and proceeds of sales (see 2a above).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not applicable

ITEM 10.  CERTIFICATION.

    (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                    SIGNATURE


                                        February 11, 2000
                                        ----------------------------------------
                                                          Date


                                        Pathfinder Venture Capital Fund III,
                                        A Limited Partnership


                                        By:  Pathfinder Partners III, the
                                             General Partner


                                        By:  /s/ EUGENE J. FISCHER
                                           -------------------------------------
                                                     Signature

                                          Eugene J. Fischer, A General Partner
                                        ----------------------------------------
                                                     Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 (b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).